BSB

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

06003517

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-47826

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Manarin Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15858 West Dodge Road; Suite 310
(No. and Street)

Omaha (City) Nebraska (State) 68118 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Deborah Koch 402-330-1166
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dolleck and Frederes P.C.
(Name – *if individual, state last, first, middle name*)

10730 Pacific Street; Suite 242 (Address) Omaha (City), Nebraska (State) 68114 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 27 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 27 2006
WASH, D.C.
185

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Deborah Koch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mangrin Securities Corporation, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GENERAL NOTARY-State of Nebraska
DIXIE L. ROHLFS
My Comm. Exp. Sept. 9, 2007

Deborah Koch
Signature

Chief Compliance Officer
Title

Dixie L. Rohlfs
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MANARIN SECURITIES CORPORATION

Financial Statements, Supplemental Information and Supplemental Report on Internal Control for the Year ended December 31, 2005

(With Independent Auditors' Report Thereon)

CONTENTS

DOLLECK & FREDERES P.C.
CERTIFIED PUBLIC ACCOUNTANTS

VERNON E. DOLLECK
LOWELL L. FREDERES
CERTIFIED PUBLIC ACCOUNTANTS

10730 PACIFIC STREET
SUITE 242
OMAHA, NEBRASKA 68114
PHONE (402) 391-7030
FAX (402) 391-2037
E-mail: dolleck.frederes@taxprosdf.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholder
Manarin Securities Corporation
Omaha, Nebraska

We have audited the accompanying statement of financial condition of Manarin Securities Corporation, (a Nebraska corporation) as of December 31, 2005 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Manarin Securities Corporation as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1, 2, 3, is presented for the purpose of

additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dolleck & Frederes, P.C.

DOLLECK & FREDERES P.C.
Certified Public Accountants
February 16, 2006

MANARIN SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

ASSETS

Cash (Note A2)	$ 35,939
Accounts receivable-Broker & Dealer	233,846
Accounts receivable-commissions	51,504
Securities Owned: (Note A3)	
Marketable at market value	168,828
Secured demand notes collateralized by marketable securities (Note C)	350,000
Prepaid Income Taxes	4,058
Total Assets	$ 844,175

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Commissions payable	34,578
Deferred tax liability (Note D)	9,345
	43,923
Commitments and contingent liabilities	
Subordinated borrowings pursuant to secured demand note collateral agreement (Note C)	350,000
Total Liabilities and Commitments	$ 393,923
Stockholder's Equity	
Common stock - authorized 25,000 shares of $1 par value; issued and outstanding 10,000 shares	10,000
Paid in capital	17,453
Retained earnings	422,799
Total Stockholder's Equity	$ 450,252
Total Liabilities and Stockholder's Equity	$ 844,175

The accompanying notes are an integral part of this statement.

MANARIN SECURITIES CORPORATION

STATEMENT OF INCOME

For the Year Ended December 31, 2005

Revenues	
Commissions and Fees	$3,082,586
Investment Income	77,511
Total Revenues	3,160,097
Operating Expenses	
Wages & Commissions (Note C)	2,359,040
Reimbursement of office overhead (Note C)	480,000
Ticket charges, communication, and other fees	55,299
Licenses and fees	16,884
Registration expenses	25,033
Marketing, Promotion, and Conferences	3,544
Professional fees	12,069
Fidelity Bond	1,521
Mediation	11,675
Breakpoint and error refunds	8,318
Miscellaneous	1,661
Total Expenses	2,975,044
Net Income before tax	185,053
Income tax Expense (Note D)	(30,351)
Net Income	$ 154,702

The accompanying notes are an integral part of this statement.

MANARIN SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2005

	Common Stock	Paid In Capital	Retained Earnings
Balance, January 1, 2005	$ 10,000	$ 17,453	$ 268,097
Net income			154,702
Balance, December 31, 2005	$ 10,000	$ 17,453	$ 422,799

The accompanying notes are an integral part of this statement.

MANARIN SECURITIES CORPORATION

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2005

Cash Flows From Operating Activities:	
Net Income	$154,702
Adjustments to reconcile net income to net cash provided by operating activities:	
Unrealized (Appreciation) Depreciation in Investments	(75,509)
Loss on sale of securities owned	4,722
(Increase) decrease in operating assets:	
(Increase) decrease in accounts receivable- Broker & Dealers	(208,802)
(Increase) decrease in accounts receivable- commissions	18,347
(Increase) decrease in deferred tax asset	15,230
(Increase) decrease in prepaid income tax	5,776
Increase (decrease) in commissions payable	(42,062)
Increase (decrease) in accounts payable	(5,150)
Increase (decrease) in deferred tax liability	9,345
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(123,401)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of securities owned	(252,723)
Sale of securities owned	252,345
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	(378)
NET DECREASE IN CASH	(123,779)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	159,718
CASH AND CASH EQUIVALENTS AT END OF YEAR (Note A2)	$ 35,939
SUPPLEMENTAL DISCLOSURES:	
Income Tax Paid	$ 0

The accompanying notes are an integral part of this statement.

MANARIN SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2005

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Manarin Securities Corporation is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who are responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles

1) BASIS OF PRESENTATION AND NATURE OF OPERATIONS - Manarin Securities Corporation, is a broker and dealer in securities registered with the Securities and Exchange Commission (SEC), and is a member of the National Association of Securities Dealers (NASD). The corporation offers an array of financial service products including both equity and debt securities and variable annuity insurance products through independent contractor brokers. The corporation operates on a fully-disclosed basis and is exempt from the provisions of Securities and Exchange Commission rule 15c3-3.

   The corporation executes and clears trades through an unaffiliated brokerage firm, Pershing LLC.

2) CASH AND CASH EQUIVALENTS - For purposes of the statement of cash flow the Company considers all highly liquid investments with a maturity of three months or less when acquired to be cash equivalents.

3) Securities owned are valued at market value, and securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market value is recorded as investment income.

MANARIN SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2005

Marketable securities consist of trading and investment securities at market values, as follows:

	Owned
Municipal and local obligations	6,037
Obligations of U.S. Government	35,742
Mutual funds	21,509
Corporate Stocks	105,540
	$168,828

4) The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

5) Securities transaction - Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a settlement date basis. Securities transactions of the corporation are recorded on a trade-date basis.

6) Advertising - The corporation expenses advertising costs as they are incurred.

7) Income Taxes - The corporation accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

NOTE B - NET CAPITAL REQUIREMENT

The Corporation, as a registered broker-dealer, is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934. This rule requires the Company to maintain net capital of at least $100,000 at all times. At December 31, 2005, the Company's net capital, as defined, was $ 787,558. The corporation ratio of aggregate indebtedness to net capital was .043 to 1.

NOTE C - RELATED PARTIES

Wages and commissions of $1,482,637 were paid to Roland R. Manarin.

Manarin Securities Corporation paid Roland R. Manarin and Associates, Inc. $480,000 for the Company's proportionate share of office overhead expenses for the year ended December 31, 2005.

Roland R. Manarin and Associates, Inc. has executed subordinated loan agreements with Manarin Securities Corporation in the amount of $350,000. At December 31, 2005, the securities pledged had a market value of $ 631,592. After applying market adjustment and regulatory haircuts, the adjusted value was $ 466,283.

NOTE D - INCOME TAXES

The Corporation has a temporary difference of $75,084 due to computing income taxes on the cash basis of accounting and $27,403 of Net Operating Loss carryover for the state of Nebraska.

The components of taxable income and the provision for income taxes at December 31, 2005, are as follows:

Current Federal and State tax expense	$ 5,776
Deferred Federal and State tax liability	24,575
Total Income Tax Expense	$ 30,351

Net deferred tax asset as of December 31, 2005, consists of the following:

Current deferred tax asset	$ 1,918
Current deferred tax liability	11,263
Net deferred tax liability	$ 9,345

MANARIN SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2005

The Corporation's current deferred tax liability represents the tax effects of taxable temporary difference in book and tax reporting. The taxable temporary timing differences consists of cash reporting differences for unrealized gain/loss on securities owned, accounts receivable, accounts payable, wages and commissions payable, and the tax effects of the net operating loss carryover for the state of Nebraska.

The company has a net operating loss carryforward for state of Nebraska expiring in 2009.

SUPPLEMENTAL INFORMATION

SCHEDULE 1

MANARIN SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES EXCHANGE ACT OF 1934

December 31, 2005

Total Stockholders Equity and Subordinated Liabilities:			
Credit items:			
Common stock	$ 10,000		
Allowable subordinated liability	350,000		
Paid-in capital	17,453		
Retained earnings	422,799		
			$800,252
Deduct nonallowable assets:			
Haircuts on securities	12,424		
Accounts receivable - other	270		
			12,694
NET CAPITAL		$	787,558
Total Liabilities:			
Wages & Commissions payable			34,578
Aggregate indebtedness		$	34,578
Capital Requirements:			
Minimum Net Capital Required (6 2/3%)		$	2,305
Minimum dollar net capital requirement Of the corporation		$	100,000
Net capital exceeding required minimum		$	687,558
Ratio of aggregate indebtedness to Net capital			.043 to 1

SCHEDULE 2

MANARIN SECURITIES CORPORATION

RECONCILIATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS PER AUDIT REPORT TO CLIENT'S FOCUS REPORT

December 31, 2005

Aggregate indebtedness per Audit Report	$	43,923
Aggregate indebtedness per Focus Report		34,578
Difference in deferred tax liability		9,345
Net capital per Audit Report	$	787,558
Net capital per Focus Report		792,845
Difference in Prepaid Income Tax of $4,058. Difference in deferred tax Liability of ($9,345)	$	(5,287)

SCHEDULE 3

MANARIN SECURITIES CORPORATION

STATEMENT OF CHANGES IN SUBORDINATED LIABILITIES

December 31, 2005

Subordinated liabilities at January 1, 2005	$ 350,000
Increase (decrease)	0
Subordinated liabilities at December 31, 2005	$ 350,000

DOLLECK & FREDERES P.C.
CERTIFIED PUBLIC ACCOUNTANTS

VERNON E. DOLLECK
LOWELL L. FREDERES
CERTIFIED PUBLIC ACCOUNTANTS

10730 PACIFIC STREET
SUITE 242
OMAHA, NEBRASKA 68114
PHONE (402) 391-7030
FAX (402) 391-2037
E-mail: dolleck.frederes@taxprosdf.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

Manarin Securities Corporation
Omaha, Nebraska

In planning and performing our audit of the financial statements of Manarin Securities Corporation (a Nebraska Corporation) for the year ended December 31, 2005, (on which we have issued our report dated February 16, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Corporation's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by the Corporation that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Corporation in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The Management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control and of practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's ("Commission") above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluations of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with practices or procedures may deteriorate.

Our consideration of the Corporation's internal control would not necessarily disclose all matters in the Corporation's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Corporation's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use for the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specific parties

Omaha, Nebraska
February 16, 2006